PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

1 October 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc - Directors' Interests in Shares and Notification of Major Interests in Shares

For your information I enclose copies of the above announcements.

Yours faithfully,

David Pavey
Assistant Company Secretary

Encs

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
GKN PLC	BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
SHAREHOLDER NAMED IN 2	Bank of Ireland - 134,932 Barclays Capital Nominees Ltd - 110,000 Barclays Trust Co & Others - 3,046 Barclays Trust Co as Exec/ADM - 6,710 Barclays Trust Co - 39,647 Chase Nominees Ltd - 411,262 Clydesdale Nominees - 13,420 Investors Bank and Trust Co - 6,055,343 JP Morgan (BGI Custody) - 13,926,622 JP Morgan Chase Bank - 870,209 Mellon Trust - Boston & SF - 142,712 Mitsubishi Trust International - 3,887 R C Greig Nominees Limited - 1,542,438 State Street - 11,907 State Street Boston - 746,765 Swan Nominees Limited - 281 Zeban Nominees Limited - 168,035

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
NOT KNOWN	NOT KNOWN		

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50P EACH	NOT KNOWN	1 OCTOBER 2004

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
24,187,216	3.29%

14. Any additional information	15. Name of contact and telephone number for queries
	DAVID PAVEY – 01527 533 295

16. Name and signature of authorised company official responsible for making this notification
DAVID PAVEY ASSISTANT COMPANY SECRETARY
Date of notification 1 OCTOBER 2004

Announcement by GKN plc

Directors' Interests in Shares

GKN plc (the 'Company') was informed today that the following Directors of the Company had 50p Ordinary Shares of the Company purchased on their behalf on 30 September 2004.

The shares were purchased under the GKN Dividend Reinvestment Plan in respect of the interim dividend for the year ending 31st December 2004 at a price of 216.359p per share.

Director	Number of Shares purchased	Total holding following this notification
Mr. R.J. Clowes	3,255	190,684
Mr. I.R. Griffiths	1,917	118,034

Grey Denham
Secretary

1 October 2004